FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica Group: Presentation on quarterly results January-December 2016	1

Telefonica

Results

January – December 2016

Disclaimer

This document and the conference-call webcast (including the Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the “Company” or “Telefónica”) or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company results and other aspects related to the activity and situation of the Company.

The Statements can be identified, in certain cases, through the use of words such as “forecast”, “expectation”, “anticipation”,

“aspiration”, “purpose”, “belief” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

Except as required by applicable laws, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company’s business or business development strategy or any other unexpected circumstance.

This document and the conference-call webcast (including the Q&A session) may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information.

In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to the regulated information published from July 3, 2016. Information and disclosure related to APM used in this presentation are included in the Appendix to the “Results January – December 2016” report. Recipients of this document are invited to read our consolidated financial statements and consolidated management report for 2016 submitted to the Spanish National Securities Market Commission.

Neither this document nor the conference-call webcast (including the Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of any securities, or a recommendation or advice regarding any security.

Investor Relations

Telefónica, S.A.

Telefonica

01 >

2016 Overview

2017 Outlook

Mr. José María Álvarez-Pallete

Chairman & CEO

Investor Relations

Telefónica, S.A.

Telefonica

2016 highlights; positioned to grow sustainably

A year of GROWTH

Co. transformation paying off

Strengthening Balance Sheet

Consistent organic deleverage

Building sustainable growth (high quality base)

Improved data monetisation

OIBDA growth across the board

Mid-single digit EPS growth (underlying y-o-y)

Strong FCF: €4.4bn (+24.4% y-o-y; incl. significant CapEx effort)

Recovery in margins (efficiencies + synergies + simplification)

CapEx peak behind us; the best network

Customer care transformation; New Customer Relationship Model (Cognitive Intelligence)

FCF improvement (business momentum + lower interests)

FX drag easing throughout the year

LT financing: €13.1bn in 2016-2017 YTD

Strategically driven portfolio optimisation (Telefé; Telxius in Feb-17)

Sustainable shareholder remuneration

€0.40/share 2017

Investor Relations Telefónica, S.A.

Telefonica

Consolidation of growth trends

(Organic growth y-o-y)

Service 1.9% 2.9% 2.6%

Revenue growth

Revenues

4.7% 3.2%

OIBDA

0.2%

& Margin expansion

5.6% 1.3%

OpCF

(12.7%)

CapEx (ex-spectrum)/ Sales

16.2% 16.2% 16.5% 24.4%

(Reported growth y-o-y)

Driving FCF growth

(7.9%)

FCF

(29.2%)

€4.4bn

FY 14 FY 15 FY 16

Investor Relations

Telefónica, S.A.

Telefonica

FY 16: Key financials

FY 16

Organic € in millions Reported y-o-y

Revenues

52,036

1.3%

Service revenues

48,005 2.6%

OIBDA

15,118 4.7%

OIBDA Margin

29.1% 1.0 p.p.

OpCF (ex-spectrum)

6,535 5.6%

Net Income 2,369

EPS 0.42

FCF 4,370

Net Financial Debt

48,595

Q4 non-cash effects: €1.3bn in OIBDA

FY 16

€ in millions Underlying

OIBDA

16,519

OIBDA Margin

31.7%

OpCF (ex-spectrum)

7,937

Net Income 4,038

EPS 0.75 +5.1%

Investor Relations Telefónica, S.A.

Telefonica

Performance on 2016 guidance

2016 Guidance (Constant FX 2015; ex-VZ; ex-UK)

Guidance 2016E

FY 16

Revenues

>4%

+2.6%

OIBDA margin

Stabilising vs. 2015

+0.9 p.p.

CapEx ex-spectrum/Sales

Around 17%

17.0%

Service Revenues

+4.0%

Focus on service revenues

(handset sales weak, in line with market dynamics)

2016 Dividend

• Voluntary scrip paid in Nov-16; €0.35/sh.

• Cash dividend to be paid in Q2 17; €0.20/sh.

Dividends paid in 2016 calendar year amounted to €0.75/sh.

• Cash dividend paid in May-16; €0.40/sh.

• Voluntary scrip paid in Nov-16; €0.35/sh.

Investor Relations Telefónica, S.A.

Telefonica

Superior customer growth & improved retention

High value customers


Penetration Dec-16 (y-o-y)
+77%
+24%
+17%
+6%
LTE
FTTx/Cable
Smartphones
Mobile Contract
25%
+10 p.p.
43%
+8 p.p.
57%
+8 p.p.
40%
+2 p.p.

Average revenue/access

(organic y-o-y)


5.2%
2.8%
2.7%
1.6%
4.4%
+2.8 p.p.
Q4 vs Q3
FY 16
Q1
Q2
Q3
Q4
Accesses
+1%; 350m

Upgrading customer value

- **Double digit growth of LTE, FFTx/Cable & Smartphones accesses**
  - 9.0m LTE accesses added in Q4 (+25% y-o-y; +23% q-o-q)
  - Q4 mobile contract net adds +18% y-o-y to 1.8m
- **Mobile and fixed upsell strategies gaining traction** (FFTx/4G/TV)
- **Focus on customer loyalty**
  - Q4 churn -0.5 p.p. y-o-y
- **Enhancing customer experience**
  - Omnichannel initiatives

Investor Relations
Telefónica, S.A.
7

Revenues accelerating; improving quality

2016 Revenues (y-o-y organic)

Total Handset sales    Service revenues

3.7%

3.9%

1.5%

1.4%

2.8%

2.7%

(0.2%)

(0.2%)

(9.0%)

(5.1%)

(16.6%)

(18.0%)

Q1

Q2

Q3

Q4

Transitioning to a more sustainable mix

Service revenues +2.3 p.p. q-o-q

Hispam +1.2 p.p.; UK +0.4 p.p.; Spain: +0.3 p.p.

Germany -0.2 p.p.; Brazil -0.1 p.p.

Total revenues returned to positive growth (+3.0 p.p. q-o-q)

Broadband sales accelerated to 15.6% y-o-y in Q4

Continued strong performance of mobile data (+12.3% y-o-y)

Q4 Service Revenues (y-o-y organic)

9.9%

3.7%

2.4%

2.1%

1.9%

(3.1%)

TEF

Hispam

UK

Brazil

Spain

Germany

MSR ex-

regulation

(0.9%)

2016 Revenues

Access

Services Over

Other

Broadband

& Voice

Connectivity

10%

43%

35%

12%

Var. vs.

FY 15

(1 p.p.)

(5 p.p.)

+4 p.p.

+2 p.p.

Investor Relations Telefónica, S.A.

Telefonica

Higher speeds and data proposals fuel growth

LTE accesses
(million)



+77%
37.4
66.3
Dec- 15
Dec- 16

Strong boost in unitary usage
Avg. usage/smartphone



+44%
0.8 GB
1.2 GB
Q4 15
Q4 16

Leading networks accelerating monetisation
(Q4 16)

	Usage	ARPU uplift
LTE	+65%	+11%
FTTx	>2 (vs DSL)	>€10 premium

Solid Mobile Data Revenues (y-o-y organic)



Q4 16
FY 16
12.3%
12.3%
52%/MSR
19.2%
19.7%
82%/Data
Data
Non-SMS data

Capturing the data opportunity

- **"More 4 More" strategy** leveraging mobile data allowance
- **Value accretion from recurrent prepay plans & tiered-pricing**
  - ~15-20% ARPU uplift in Latam
- **Roaming propositions evolved to play elasticity**
- **Data buckets for certain services** (avoiding zero-rated)
- **Data sharing & family plans** to unleash demand and drive upsell

NGN fostering volumes & ARPU growth

- **Q4 LTE traffic (3x y-o-y)**; Mobile data traffic ramp-up: +71% y-o-y
- **Q4 FBB traffic +44% y-o-y** driven by UBB

Strong upside in data usage & upselling

Investor Relations
Telefónica, S.A.
9

Extensive transformation starting to bear fruits

FTTx/Cable

Premises passed

2014 2016

15m 39m

European 4G

coverage

+28

p.p.

2014

2016

59%

87%

E2E digitalisation

x6

1 6

2014 2016

Full Stack

(Countries live)

IT Simplification

(2014-2016)

-14%

-13%

-12

+8 p.p.

Applications

Physical Servers

Data Centers

Virtualisation

Big Data storage

x6.7

2014

2016

4 PB

27 PB

New revenue generators

2014

38%

61%

2016

47%

43%

BB & SoC

Access & Voice

STRUCTURAL ADVANTAGE

Investor Relations Telefónica, S.A.

Telefonica

TGR: excellent connectivity; further digitalisation

Accelerating coverage & capacity

Access Network — FTTx/Cable premises passed:
- 17 m (+19% y-o-y)
- 17 m (+4% y-o-y)
- 5 m (+48% y-o-y)

LTE coverage (62% pop.):
- 87% Europe (+11 p.p. y-o-y)
- 53% Latam (+10 p.p. y-o-y)

Core Network
- Transport transformation
- Legacy management
- Advanced analytics
- Virtualisation

+

Fostering Transformation with Digital Capabilities and Innovation

Network evolution

All-IP — VoIP countries — VoLTE countries

Global Centers
- **Home connectivity**: Smart Wi-Fi, new devices for FW & Video
- **Efficiency in energy & rentals**

Innovation
- **Network softwarsation** (SDN/NFV)
- **Big Data**: Network management & Video evolution (UHD)
- **5G**: "user centric" trial; pre-5G tech. deployment

E2E Digitalisation (IT)

- **Full Stack**: on-going in 15 countries
  - Live in 3 new countries (x2 vs. 2015)
- **Single Online Charging System** (OCS)
  - 45m Accesses migrated
  - 59% Customers (+9 p.p. y-o-y)
- **Security integration**
- **Boosting data capabilities**
  - 6 new Big Data platforms
  - Real Time Decision: x3 use cases

Investor Relations
Telefónica, S.A.
11
Telefónica

Digital Services: enlarged growth platform

Digital Services Revenues (€m)


y-o-y organic
1,843
2,271
2,577
4,090
4,792
+17.6%
+16.2%
+28.9%
+24.5%
+14.1%
FY 12
FY 13
FY 14
FY 15
FY 16
Video +12.4%
Cloud +17.3%
Security +22.7%
M2M +21.9%
Fin.Serv. +12.3%
Others +12.7%

Driving data monetisation with video

- **Virtuous circle**: robust network → intensive usage → higher loyalty
- **Cutting edge TV proposition:** content, connectivity, customer experience
  - Adapting to new market dynamics (VoD, multiplatform, curated content)
- **Pragmatic approach to quality content:** Wide variety to differentiate vs. OTTs

2016 Digital Services Rev. Mix


Financial
M2M
Security
6%
5%
7%
Cloud 11%
Video 58%
Others 13%

Growing relevance of adjacent services

- **CLOUD:** Relevant player; very solid portfolio
- **SECURITY:** Own technology and global partnerships
- **M2M:** Best-in-class managed connectivity platform
- **BIG DATA**: Launched new service (LUCA) enabling companies to execute on actionable insights
- **Telefónica Open Future_:** Committed to innovation to benefit core business

Investor Relations
Telefónica, S.A.
12
Telefónica

2017 outlook & dividend policy

Operating 2017 Guidance (Organic)

Guidance 2017E

Revenues

Stable

(in spite of regulation:

-1.2 p.p.)

OIBDA margin

Expansion up to 1 p.p.

CapEx ex-spectrum/Sales

Around 16%

Growing profitability (expanding margins)

2017 Dividend

To be paid in 2017/18

Interim Q4 17

€0.20/sh. Cash

Final Q2 18

€0.20/sh. Cash

Dividends to be paid in 2017 calendar year amount to €0.40/sh.:

Cash dividend in Q2 17; €0.20/sh. Cash dividend in Q4 17; €0.20/sh.

MAINTAINING A SOLID INVESTMENT GRADE RATING Growing CF + organic deleverage

Investor Relations Telefónica, S.A.

Telefonica

2017 priorities set on milestones reached

Focusing on revenue, OIBDA, OpCF and CF growth

P&L + CF growth

Focused investment in UBB/4G, in a more granular and targeted way

A platform and data-driven Co.; Cognitive Intelligence: a new way to interact with our customers

Company transformation

Managing all situations in our portfolio and looking transversally at asset classes

Solid Investment Grade; Balance Sheet

Attractive and sustainable shareholder remuneration allowing cash preservation & organic deleverage

Investor Relations Telefónica, S.A.

Telefonica

02 >

Q4 16 Highlights

& Results

Mr. Ángel Vilá

CSFO

Investor Relations Telefónica, S.A.

Telefonica

Q4 summary: Robust results

Business improvement (strengthening growth)

- **Pick-up in service revenues** to +3.7% y-o-y organic
- **Significant OIBDA acceleration** to +9.4% y-o-y organic
- **+2.0 p.p. y-o-y organic margin expansion**; efficiency a non-stop process
- **FX negative impact y-o-y diminishing**
- **Hispam & Spain accelerating** trends in main metrics
- **Materialisation of synergies** in Brazil & Germany
- **UK ramp-up** in top line & OIBDA growth

+

Fit for growth (competitive position reinforced)

- +11.6% CapEx y-o-y organic
  - **Differential infrastructure**
- **Best quality base** & targeted commercial actions
  - **Data monetisation**: Non-SMS mobile data revs. +19.2% organic y-o-y

+

Strong FCF

- **Enhanced FCF** in Q4 (€2.1bn) to €4.4bn in FY (+24.4% y-o-y)
- Sale of Telefé (€0.3bn cash repatriated); Telxius (€1,275m announced in Feb-17)
- **Organic deleverage**: Dec-16 Net Debt €48.6bn

Underlying Q4 EPS €0.23: threefold y-o-y

Investor Relations
Telefónica, S.A.
16
Telefónica

Financials in a nutshell

FY 16 Q4 16

€ in millions

Reported

Organic y-o-y

Reported

Organic y-o-y

Revenues 52,036 1.3% 13,721 2.7%

Service revenues 48,005 2.6% 12,493 3.7%

OIBDA 15,118 4.7% 3,187 9.4%

OIBDA Margin 29.1% 1.0 p.p. 23.2% 2.0 p.p.

OpCF (ex-spectrum) 6,535 5.6% 279 5.4%

Net Income 2,369 145

EPS 0.42 0.01

FCF 4,370 2,055

Net Financial Debt 48,595

FY 16 Q4 16

€ in millions

Underlying

y-o-y

Underlying

y-o-y

OIBDA 16,519 -2.0% 4,464 6.0%

OIBDA Margin 31.7% 1.3 p.p. 32.5% 2.2 p.p.

OpCF (ex-spectrum) 7,937 0.3% 1,556 3.8%

Net Income 4,038 4.8% 1,233 2.5x

EPS 0.75 5.1% 0.23 2.7x

Underlying growth in € terms accelerating

Reported results reflecting FX and non-cash factors

• FX drag easing in Q4 16 y-o-y on easier comps and BRL appreciation

• Q4 16 restructuring costs: -€1.3bn in OIBDA

• Other factors in OIBDA: Capital gains +€228m, Impairments -€215m

Investor Relations

Telefónica, S.A.

Telefonica

Reported Q4 affected by several factors

Q4 factors impacting OIBDA (€1.3bn)

3,187

1,290

215

(228)

4,464

+6.0%

OIBDA Reported

Restructuring Provisions

Impairments

Capital Gains

OIBDA Underlying

Q4 factors impacting Net Income (€1.1bn)

145

950

215

94

(171)

1,233

2.5x

Net Income Reported

Restructuring Provisions

Impairments

PPA

Capital Gains

Net Income Underlying

Non-cash effects; mainly restructuring charges to improve future profitability, productivity & cash flow

• Restructuring (personnel, channels): -€1,290m in OIBDA (T. España -856m; T. UK -36m; T. DE -30m; T. Brasil -14m; T. Hispam -81m and Others -274m)

• Capital gains: Telefé (+€199m in OIBDA) and T. Personalizadas (+€29m in OIBDA)

• Goodwill impairments: Venezuela (-€124m in OIBDA) and Mexico (-€91m in OIBDA)

Investor Relations

Telefónica, S.A.

Telefonica

Strong and healthy FCF generation

FCF 2016

(€ in millions)

+24.4%

4,370

3,514

69

746

1,500

2,055

FY 15 FY 16 Q1 16 Q2 16 Q3 16 Q4 16

FCF & CapEx (ex-spectrum)/ Sales

(€ in millions)

6,951

5,391

3,817

3,514

4,370

FY 12 FY 13 FY 14 FY 15 FY 16

14.2% 14.3% 16.2% 16.2% 16.5%

Delivering on >€4bn FY stated objective

• Growing FCF and FCFS throughout the year (including a record high CapEx level and with a balanced WC effort)

• +€857m FCF improvement in FY y-o-y

o Growth in adj. OpCF (€+1,676m y-o-y)

o Savings on interest, tax and minorities (€+369m y-o-y)

o Lesser WC contribution (€-1,189m y-o-y)

FCF acceleration in spite of CapEx peaking

FCFS FY 16: €0.86; +24.6% y-o-y

Investor Relations

Telefónica, S.A.

Telefonica

Outstanding organic OIBDA growth in Q4

2016 OIBDA (y-o-y organic)

4.7% 5.5% 0.8% 3.1% 9.4%

+6.3 p.p. Q4 vs Q3

FY 16 Q1 Q2 Q3 Q4

OIBDA margin +1.0p.p. +0.8p.p +0.3p.p +1.0p.p +2.0p.p

Q4 OIBDA (y-o-y organic)

9.4% 11.5% 4.1% 3.8% 3.4%

TEF Hispam UK Germany Spain (0.9%) Brazil

Efficiency across the board

Strengthening operating leverage

Q4 OpEx -2.3% y-o-y organic (Q3: -1.6%; FY: -0.7%)

Main contributors to OIBDA sequential improvement: Hispam & Spain

Simplification initiatives (commercial, network, CRM, billing, …)

Synergies (BZ & Germany)

FY OIBDA growth across segments

Q4 y-o-y in Brazil impacted by positive factor in Q4 15; +8.9% excl. this impact

Investor Relations

Telefónica, S.A.

Telefonica

Accelerating OIBDA growth; FX easing

OIBDA: Organic growth vs. FX impact

(€ in millions)

Q1 y-o-y Q2 y-o-y Q3 y-o-y Q4 y-o-y

+230 (553) +34 (332) +135 (187) +394 (94)

Organic Growth FX Organic Growth FX Organic Growth FX Organic Growth FX

Net Impact -323m -298m -53m +300m

2016 Negative FX effect on OIBDA neutralised at FCF level

(€ in millions)

(1,175) 795 37 176 (166)

OIBDA CapEx Working Capital Taxes + interest + Others FCF

Organic acceleration; FX neutralising

Organic OIBDA trends significantly accelerating

€+394m in Q4 vs. €+135m in Q3

FX impact in OIBDA sequentially reduced

Q4: €-94m (Q3: €-187; Q2: €-332m; Q1: €-553m)

Q4: BRL appreciation; GBP and ARS depreciation

2016 FX impact: -8.8 p.p. to OIBDA y-o-y; -4.7 p.p. to FCF y-o-y

2017 FX impact: at current rates; FX would be a tailwind in Q1 17

Investor Relations

Telefónica, S.A.

Telefonica

Growing OpCF despite CapEx still increasing in 2016

2016 CapEx (€ in millions)



y-o-y organic
8,928
(345)
8,583
+3.9%
Total
Spectrum
Ex-spectrum

2016 OpCF ex-spectrum (Underlying)



GER
10%
+13.6%
y-o-y
BRAZIL
21%
+0.3%
y-o-y
SPAIN
44%
HISPAM
15%
UK
10%

OpCF +5.6% y-o-y

Network leadership

- **Consistently investing in networks & platforms**
  - 79% of CapEx devoted to growth/transformation
  - Network CapEx allocation through Big Data
- **Boosting revenue increase**
- **Building the future** (Big Data; differential experience)
- **Driving competitive advantage**

Investor Relations
Telefónica, S.A.
22

Spain: superior franchise; sustained upselling


Net adds ('000)
Q3 16
Q4 16
159
132
15
22
147
147
(71)
(63)
(44)
(54)
Traditional Fixed
FBB
UBB
TV
Mobile contract (Voice)
Accesses (y-o-y)
(3%)
+2%
+34%
flat
+2%


High-value penetration (Dec-16)
y-o-y
+8 p.p.
+5 p.p.
37%
68%
UBB/Fusión
TV/Fusión


"Fusión" ARPU (€)
y-o-y
+11.5%
73.2
81.6
Q4 15
Q4 16

Q4 trading improvement & better value mix

- **Ongoing benefits from "Fusión"** (4.3m customers: +5% y-o-y)
  - +81% TV (+10 p.p.); +73% contract (+6 p.p.); +83% FBB (+3 p.p.)
  - Lower churn vs. unbundled services; consistent ARPU growth y-o-y
  - 58% of gross adds totally new customers in Q4
- **Accretive adoption of higher value services on enhanced portfolio**
  - More speed, more mobile capacity, more content

Best-placed structurally

- **Ahead of the pack on differential assets** (upselling tools)
  - FTTH: 17.1m premises passed (+2.7m y-o-y); ~60% homes
  - LTE: 96% pop. coverage (+10 p.p. y-o-y)
  - TV: exclusive content and platform
- **"More 4 More" strategy to successfully continue in 2017**
  - Constructive market landscape
  - Promotions targeting differentiation

23

Investor Relations
Telefónica, S.A.

Telefónica

Spain: growing Service Revenues, OIBDA, OpCF

Steady growth on Service Rev. & OIBDA (2016)



Service Revenues (y-o-y organic)
OIBDA (y-o-y organic & ex-factors)
2.0%
2.6%
1.8%
2.6%
1.0%
1.1%
0.6%
1.9%
Q1
Q2
Q3
Q4

Back to growth; operating leverage starts to work



y-o-y organic & ex-factors
FY 15
FY 16
Margin
Service Rev.
OIBDA
OpCF
1.1%
(2.2%)
+3.3 p.p.
2.2%
(5.7%)
+8.0 p.p.
1.8%
(11.1%)
+12.9 p.p.
41.1%
+0.9 p.p.
26.6%
+0.5 p.p.

Q4 revenues acceleration; margin expansion

- **Sequential improvement in service revenues growth (+1.2 p.p. q-o-q)**
  - "Consumer: +3.5% in Q4 y-o-y (FY: +1.8%)
  - "Business": +1.4% in Q4 y-o-y (FY: -1.4%)
  - "Other" decline on lower TV wholesale: -1.8% in Q4 y-o-y (FY:+3.2%)
- **Margin +1.1 p.p. y-o-y to 40.6%**, despite higher content costs

Cash conversion benchmark

- **Strong execution in OpEx** (Q4: -3.5% y-o-y; FY: -2.3% organic & ex-factors)
  - Substantial savings in personnel, commercial, network & systems
  - Higher net content cost (Q4: +46% y-o-y)
- **Redundancy plan and channel optimisation extended** (Q4 provision: -€856m)
  - Additional savings of €100m run rate from 2019
- **FY CapEx:** +3.0% y-o-y organic
  - Expected to ease on lower legacy and LTE investment

Investor Relations
Telefónica, S.A.

24

Telefónica

Germany: realising synergies; improving profitability

2016 MSR ex-regulation (y-o-y organic)

MSR

FY 16 Q1 Q2 Q3 Q4

(1.0%) (0.9%)

(1.1%) (1.5%) (0.9%)

(1.7%) (1.3%) (1.7%) (1.8%) (2.1%)

2016 OIBDA (y-o-y organic & ex-yourfone in Q1 15)

6.2%

3.8% 3.9%

3.6%

1.8%

FY 16 Q1 Q2 Q3 Q4

23.9% +2.1 p.p. 24.8% +2.5 p.p.

Maintaining market momentum

• 1.3m contract net adds in 2016; 336k in Q4

o 54% of gross adds from partners; 58% in Q4 (-1 p.p. q-o-q)

o Signs of easing price pressure in non-premium

• Solid metrics of “O2 Free” (“More 4 More”)

o Data traffic 1.5x vs. “O2 Blue All-in” portfolio

• Focus on data growth

o LTE cust. +53%; penetration 28% (+9 p.p.); cov. 79% (+4 p.p.)

o +41% y-o-y avg. data usage to 1.7 Gb

o +62% mobile data traffic vs. Q4 15

Better OIBDA and margin trends; synergy-driven

• MSR ex-regulation performance stable q-o-q

• Successful synergy capture: Q4: ~€25m; incremental savings of ~€150m in 2016

o Synergy case upgrade: +€100m to ~€900m OpCF synergies in 2019 (~€670m by YE2017)

• 2016 guidance met; expanding FCF

Investor Relations

Telefónica, S.A.

Telefonica

UK: consistently outperforming the market

2016 contract net adds (ex-M2M) (‘000)

Blended ARPU ex- “O2 Refresh” (y-o-y)

421 76 100 125 119

FY Q1 Q2 Q3 Q4

0.4% 1.8% (0.8%) (0.6%) 1.3%

2016 (y-o-y organic)

MSR ex-”O2 Refresh”

OIBDA

5.7%

4.1%

2.6%

1.6%

(0.2%)

1.5%

1.1%

(4.0%)

Q1 Q2 Q3 Q4

Roaming & MTR impact on MSR y-o-y ex- “O2 Refresh”

(0.4 p.p.) (2.0 p.p.) (2.1 p.p.) (1.7 p.p.)

Solid commercial & ARPU performance

• Mobile base 25.5m

o Contract 62% o/total (+4 p.p. y-o-y)

o Market-leading contract churn: 1.0% in Q4

o 47% LTE penetration (+12 p.p.); 95% outdoor cov. (+16 p.p.)

• Q4 ARPU up 1.3% y-o-y (ex-”O2 Refresh”)

o Solid data revenues; +4.5% y-o-y

o Data traffic +63% y-o-y

Sustained total revenues uptick

Q4 total revs. accelerated to 2.5% y-o-y ex-”O2 Refresh”

o MSR pick-up; larger out-of-bundle spend, lower regulatory impact and customer growth

o Handset and other revs. +5.2% y-o-y (+13.3 p.p. q-o-q) on new device launches

• Q4 OIBDA increase driven by better top line and cost control

• FY CapEx/Sales 13.6%: investment in LTE rollout (CapEx: +18.7% y-o-y)

Investor Relations

Telefónica, S.A.

Telefonica

Brazil: focus on value; customer upgrades

Mobile accesses (y-o-y)

Market share

35.7% 30.2% 42.1%

1% 7% 25% x2

Mobile ARPU +18.4% Q4 y-o-y

Data ARPU +23.5% Q4 y-o-y

Total Contract Smarthphones LTE

Fixed accesses (y-o-y)

Q4 ARPU y-o-y

Market share

37.8% 28.1% 41% 9.1% 48% 3%

FBB >34 Mbps (4%) Pay TV IPTV

+7.7% +9.3% +1.9%

Selective commercial approach

• Mobile: leading contract while protecting value in prepay

o 38% of contract net adds share in LTM. Positive portability every month in 2016

o +13.2% prepaid ARPU vs. Q4 15

o Successful data-bundling strategy o Accelerating LTE deployment: 60% cov. (+13 p.p.)

• Target YE 17: >80%

• Fixed: upgrading customers on increased network quality

o 17.3m FTTx premises passed (4.2m connected)

• Target YE 17: 18.8m FTTx premises passed

o Selective TV strategy, focusing on IPTV

Investor Relations

Telefónica, S.A.

Telefonica

Brazil: robust growth in revenues, OIBDA, OpCF

2016 (y-o-y organic & ex-Q4 15 positive factor)

Service Revenues OIBDA

8.2% 5.8% 9.5% 8.9%

1.1% 1.7% 3.0% 2.1%

Q1 Q2 Q3 Q4

2016 (y-o-y organic & ex-Q4 15 positive factor)

Margin y-o-y

+2.2 p.p. +3.0 p.p.

26.2%

8.1%

2.0%

Service Revenues OIBDA OpCF

Gaining revenue market share (36%; +1 p.p. y-o-y)

• Capturing full incremental market revenue growth in 2016

• Q4 MSR +4.0% y-o-y (FY: +3.1%)

o Data/MSR: 57% (+8 p.p. vs. FY 15)

• Regulation dragged 2.3 p.p. on revenues y-o-y in Q4 and FY

Expanding margins

• Continued OpEx reduction (Q4: -1.6% y-o-y; FY: -1.9%)

• CapEx below initial guidance on optimisation and Big Data

o 18.8% Capex/Sales: 4G, IP backbone, fiber and selective Pay TV

o Enlarging quality gap: FY 16 CapEx BR$8bn; BR$24bn 2017-2019E

• Successful execution of operational synergies: €372m in OpCF

o Fully secured base case NPV; 71% of best case

Investor Relations

Telefónica, S.A.

Telefonica

HispAm: strengthened market positioning

Mobile accesses (y-o-y)

Accesses penetration

2% 3% 15% 86%

Total Contract Smartphones LTE

22% 41% 14%

Q4 Mobile ARPU +6.9% y-o-y

FBB & Pay TV

Accesses y-o-y

ARPU Q4 y-o-y

+12.2% 48% +6.3% 4% (1%)

FBB FTTx/Cable Pay TV

Sustainable growth

Steady increase on value accesses driving sustained ARPU growth

ARGENTINA: Quality base growth & gradual tariff updates fostering Q4 ARPU (mobile +28.7% y-o-y; FBB +35.2%)

CHILE: Leadership position reinforced by LTE and UBB

LTE coverage 79%; 1.1m FTTx premises passed

PERU: Solid growth in value amid intense competition

LTE coverage 65%; 2.8m FTTx/Cable premises passed

COLOMBIA: +6% y-o-y mobile accesses on offer simplification

Solid ARPU growth in FBB (+9.1%) & Pay TV (+14.8%)

MEXICO: Positive commercial momentum (Q4 mobile net adds: 620k)

Better sequential ARPU

Easing aggressiveness since Q1 17 (reducing duration of prepaid recharges in unlimited tariffs)

Investor Relations

Telefónica, S.A.

Telefonica

HispAm: revenues and OIBDA y-o-y acceleration

2016 Revenues (organic y-o-y)

7.5% 11.3% 3.6% 4.1% 10.9%

FY Q1 Q2 Q3 Q4

2016 OIBDA (organic y-o-y)

3.9% 0.8% 6.3% 11.5% (3.4%)

FY Q1 Q2 Q3 Q4

Sound financials

Strong Q4 MSR (+12.0% y-o-y; FY: +7.0%); accesses + ARPU growth acceleration (booming data volumes + “More 4 More” strategy)

Double-digit growth in fixed rev. (Q4: +10.9% y-o-y; FY:+12.2%) driven by Pay TV and UBB

OIBDA margin widening in H2 amid strong commercial activity

OpCF stable in 2016 (-0.3% y-o-y organic); CapEx/Sales 18.5%

ARGENTINA: Growth across the board; Q4 rev. +31.6% y-o-y; OIBDA +96.4% (higher volumes; tariff updates and better comm. comps)

CHILE: Q4 top line ramp-up (+3.8% y-o-y; FY: +0.6%) due to mobile. Profitability affected by higher commercial trading

PERU: Q4 Revenue & OIBDA trends reflect intense competition and promotional actions

COLOMBIA: Solid top line growth (Q4: +2.5% y-o-y; FY:+4.3%); steadily grabbing revenue market share

MEXICO: Better revenue and OIBDA (ex-factors affecting Q4 15)

Investor Relations Telefónica, S.A.

Telefonica

Further deleverage on stronger FCF generation

Net Financial Debt

€ in millions

Net Financial Debt/OIBDA 3.18x (€3.6Bn) Net Financial Debt/OIBDA 2.95x

52,193 (3,555) 682 406 (1,000) (648) 516 48,595 (1,275)

Jun-16 FCF Shareholder remuneration (incl. hybrid cost) Pre-retirement commitments Hybrid issue Net financial investments FX, MTM & Others Dec-16 Post - closing event (Telxius)

3,530 1,795 (766) (422) (582) 3,555

Offseting -€1.4bn WC in H1

Adjusted OpCF Working capital Net Interest payment Tax Dividends to minorities & spectrum FCF

Investor Relations

Telefónica, S.A.

Telefonica

Strengthening balance sheet with long term financing

Interest payments cost

1.02 p.p.

4.96%

0.07% 3.94%

(1.09%)

Dec-15 Europe Latam Dec-16

Liquidity position (Dec-16)

€ in billions

23.8 incl. Jan/Feb 17 Bonds issuances

14.6 21.3

92% LT

6.6

Cash position ex-VZ Undrawn credit lines & syndicated credit facilities Liquidity position

Sources of long-term financing (2016 – 2017 YTD)

€ in billions 1.4 13.1

3.3

Avg. maturity new debt >7 yr 6.8

1.0

0.6

Equity Linked-bond (non-dilutive convertible)

Hybrids Bonds Other bank financing Latam Financing Total

Net debt maturities (Dec-16)

€ in billions; not considering hybrid NC dates

Avg. debt life Dec-16: 6.35yr; 6.77yr inc. liquidity and 2017 bonds

7.2 6.4 4.9

2017E 2018E 2019E

Investor Relations

Telefónica, S.A.

Telefonica

Closing remarks

Solid year of growth flowing into FCF; strong strategy execution

Delivered promising Q4 operating momentum

Best-placed structurally

Enhancing Balance Sheet

2017 outlook: further growth; consistent deleverage; sustainable dividend

A solid platform for sustainable growth

Investor Relations

Telefónica, S.A.

Telefonica

Telefonica

For further information:

Investor Relations

Tel. +34 94 482 87 00

ir@telefonica.com

www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 23, 2017	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Managing Director of Planning, Accounting, Control and Tax for Telefonica, S.A.